Exhibit 4.22

CONFIDENTIAL TREATMENT REQUESTED – SUBMITTED WITH CONFIDENTIAL TREATMENT REQUEST OF GEOPARK LIMITED.

[*] INDICATES OMITTED MATERIAL THAT IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST FILED SEPARATELY WITH THE COMMISSION. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

CONTRACT FOR THE SALE AND PURCHASE OF NATURAL GAS 2017-2027

In Santiago, Chile, on March 31, 2017 between GeoPark Fell SpA domiciled at Lautaro Navarro 1021, Punta Arenas, Chile, hereinafter referred to as “Seller”, and Methanex Chile SpA, domiciled at Rosario Norte 100, piso 6, Las Condes, Santiago, Chile, hereinafter referred to as “Buyer”, and Methanex Hong Kong Holdings Limited, a company duly organized under the laws of Hong Kong (“Methanex Hong Kong”), the following Contract for the Sale and Purchase of Natural Gas, hereinafter referred to as the “Contract”, has been agreed upon and entered into:

WITNESSETH:

WHEREAS, Buyer owns a petrochemical facility with two operating trains (hereinafter referred to as the “Plant”) located in Cabo Negro, Punta Arenas, XII Region, Chile, and wishes to enter into a long-term contract for the purchase of Natural Gas (as defined below) to be used as feedstock for the production of methanol;

WHEREAS, Seller and the Republic of Chile, represented by the Minister of Energy are parties to a Special Operations Contract for the Exploration and Exploitation of Hydrocarbons in the Fell Block located in the Magallanes Area, XII Region, Chile as amended (hereinafter referred to as the “CEOP”) pursuant to which Seller has the right to sell directly to Buyer up to one hundred percent (100%) of the Natural Gas produced therein, on behalf of the Republic of Chile and on its own behalf, free from any lien, pledge, charge, commitment or encumbrance, on the terms set forth herein;

WHEREAS, Seller and Buyer now desire to enter into a new gas supply agreement (the “Contract”) for up to 400,000 SCM/day of Natural Gas from the Fell Block under the terms and conditions set forth herein;

WHEREAS, Seller will continue making its best efforts to increase the production of Natural Gas and Buyer may take such Natural Gas under the terms and conditions of this Contract provided Buyer has spare capacity in its Plant; and

WHEREAS, if Seller has a new project to increase its Natural Gas production, the Parties will negotiate terms and conditions for supplying such Natural Gas increase from the new project. For greater certainty, neither party will have an obligation to enter into a subsequent agreement for such Natural Gas increase.

WHEREAS, Methanex Hong Kong, a corporate entity duly organized and validly existing under the laws of Hong Kong being the parent company of Methanex Chile SpA., shall provide a guaranty, guaranteeing the Buyer’s obligations under this Contract, made effective as of the Effective Date of this Contract and to be maintained in full force and effect by Methanex Hong Kong throughout the Term (as defined below) of this Contract.

NOW, THEREFORE, IT IS AGREED as follows:

ARTICLE 1: Interpretation

1.1	Defined Terms: In this Contract unless the context otherwise requires, the following terms shall have the meaning opposite them:

“Affiliate” shall mean, with respect to any Party, a company or other legal entity which, directly or indirectly, controls, is controlled by or is under common control with, such Party. The term “control” refers to the ownership or possession of the right: to vote, directly or indirectly, more than fifty percent (50%) of the voting interest of an entity; or otherwise to elect the majority of the Board of Directors or other governing body of such entity; or to exercise a decisive influence in the decision-making process of such entity.

“Base Rate” shall mean an interest rate, equal to the average of the last six months of LIBOR interbank rate which appear on the relevant pages of Bloomberg Financial Markets Service, or Reuters Service if Bloomberg is not available, as at 11 o’clock a.m. London time on the second Business Day preceding the day the relevant payment is due.

“Btu” shall mean 0.251996 Kilocalories.

“Business Day” shall mean any day which is not (a) a Saturday, (b) a Sunday or (c) a day on which banks are authorized to close for business in Santiago, Chile.

“Caloric Value” shall mean the total Calories expressed in Kilocalories per Cubic Meter produced by the complete combustion, at a constant pressure, of one (1) Cubic Meter of Natural Gas with air free from water vapor, with the Natural Gas, the air and the products of the combustion at a standard temperature of 15.6º and with all the water produced by the combustion condensed into a liquid state.

“Calorie” shall mean the quantity of heat necessary to increase the temperature of one gram of water from 14.5 to 15.5 degrees Celsius (º C) at a pressure of 1.01325 Bar (101.325 kilopascals).

“CEOP” is defined in the Recitals.

“Confidential Information” is defined in Clauses 15.2 (b).

“Contract” shall mean this Contract, together with the Exhibits hereto, as amended, from time to time.

“Contract Specifications” shall mean the Seller’s Gas quality standards set forth in Clause 9.1.

“Cubic Meter” is defined in the definition of “Standard Cubic Meter” in this Clause 1.1.

“Day” shall mean a period of twenty-four (24) hours, beginning at midnight and ending immediately prior to the next midnight.

“Delivery Failure Period” is defined in Clause 4.4.

“Delivery Point” shall mean the delivery points agreed in Exhibit B hereto, or such other location as may be agreed to by the Parties

“Dollars” or “$” or “US$” or “USD” shall mean United States Dollars.

“Effective Date” is defined in Clause 3.1.

“ENAP” shall mean Empresa Nacional del Petróleo, a Chilean governmental enterprise, or any successor thereof.

“Excess Gas Volume” is defined in Clause 2.3 (a)

“Expert” shall mean an expert appointed pursuant to Article 17.

“Fell Block” shall mean the area described as such in Exhibit A hereto.

“Force Majeure” is defined in Article 14.

“Gas Price” is defined in Clause 12.2 and

“2020 Gas Price” is defined in Clause 12.3.

“Gas Volume Commitment” is defined in Clause 4.1.

“Government” shall mean the executive and legislative branches of the central government, and of any provincial, territorial or local government and its and their successors, agencies and authorities, jurisdictional bodies, courts or tribunals of any kind of the Republic of Chile.

“Kilocalories” or “Kcal” shall mean one thousand (1,000) Calories.

“Losses” shall mean any actual damage, loss, liability or expense (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’ and accountants’ fees and expenses in connection with any litigation), whether or not involving a third party claim.

“Maximum Purchase Requirement” is defined in Clause 2.2 (a).

“Methanol Price” or “PMet” is defined in Clause 12.2.

“Metric Ton”, “MT” or “Tonne” shall mean 2,204.6 lb. or 1,000 kg.

“MMBtu” shall be equal to 251.996 Kcal.

“Month” shall mean, (i) for the first Month of the Term, a period that begins on the Effective Date and ends immediately prior to midnight on the first day of the next calendar month; (ii) for all other Months, except the last Month of the Term, a calendar month; and (iii) for the last Month of the Term, a period that begins at midnight on the first day of the calendar month and ends upon termination of this Contract.

“Most Favoured Supplier Price” is defined in Clause 12.3.

“Natural Gas” shall mean any hydrocarbon or mixture of hydrocarbons and other gases, in a gaseous state, at fifteen degrees Celsius (15º C) at atmospheric pressure, consisting essentially of methane which is extracted from the sub-soil in its natural state free of liquid hydrocarbons.

“Party” shall mean GeoPark Fell SpA, or Methanex Chile SpA, as the context requires.

“Parties” shall mean GeoPark Fell SpA, and Methanex Chile SpA.

“Plant” is defined in the Recitals.

“Programmed Maintenance” is defined in Clause 5.1 (a).

“Proved Notice” is defined in Clause 15.1 (b).

“Relevant Month” is defined in Clause 13.1.1.

“Seller’s Gas” is defined in Clause 2.1 (a).

“Standard Cubic Meter”, “SCM” or “Cubic Meter” shall mean the quantity of Natural Gas that occupies one (1) cubic meter when such Natural Gas is at a temperature of zero degrees Celsius (0º C) and at a pressure of one (1) Kg/cm2 and containing 9300 Kilocalories.

“SCM/day” shall mean Standard Cubic Meters per day.

“Technical Operation Committee” means the committee formed by representatives of Seller, Buyer and ENAP, the purpose of which is to supervise the compliance with the provisions of the “Protocolo de Condiciones Mínimas de Operación” attached herewith as Exhibit B, carry out periodical reviews and updates, coordinate field operations and develop new procedures as required.

“Term” is defined in Clause 3.1.

“Third Party Sales” is defined in Clause 2.3.

“Third Party Sales Period” is defined in Clause 2.3 (b)

“Transporter” shall mean ENAP or any entity succeeding ENAP in respect of transportation of Seller’s Gas from the Delivery Point to the Plant.

“Weighted Average Gas Price” shall mean the total payment made by the Buyer to the Seller for Seller’s Gas delivered in a month divided by the total MMBtu of Seller’s Gas delivered for that month.

“Year” shall mean, (i) for the first Year of the Term, a period that begins on the Effective Date, and ends immediately prior to midnight on January 1st of the next calendar year; (ii) for all other Years during the Term, except the last Year of the Term, either a calendar year or a period of twelve (12) consecutive months, as the context requires; and (iii) for the last Year of the Term, a period that begins at midnight on January 1st of the last calendar year of this Contract and ends upon expiration or termination of this Contract.

1.2	Headings

The index and headings appearing in this Contract are for convenience only and shall not be considered as part of this Contract for any purpose or admitted for purposes of interpreting, construing, varying, altering, supplementing or modifying this Contract or any provision hereof.

1.3	Exhibits

The Exhibits attached to this Contract are hereby made a part of this Contract for all purposes. In the event of any conflict or inconsistency between the provisions of the main body of this Contract and the Exhibits, the provisions of the main body of this Contract shall prevail.

1.4	Interpretation

(a)       Unless the context requires otherwise, a reference in this Contract to any Article, Clause or Exhibit is a reference to an article of, clause of, or exhibit to this Contract. The word “Clause” may refer to an entire Clause (as in “Clause 1.4”) or to a sub-clause (as in “Clause 1.4 (a)”).

(b)       The singular shall include the plural and vice versa, where the context so admits.

(c)       If not specifically defined in this Contract, all references to units shall have the meanings specified in I.S.O. 1000 1981, as revised from time to time.

ARTICLE 2: Sale and Purchase

2.1	Seller’s Obligations

Pursuant to the terms and conditions of this Contract:

(a)       Seller hereby agrees to offer to sell “Seller’s Gas” to Buyer and tender for delivery, or cause to be tendered for delivery, and sell to Buyer the (i) Maximum Purchase Requirement, as it may be amended under this Agreement; or (ii) Maximum Purchase Requirement plus fifteen percent (15%) if the Natural Gas delivered exceeds the Maximum Purchase Requirement. “Seller’s Gas” shall mean the quantities of Natural Gas the Seller produces in the Fell Block.

(b)       As used herein, the phrase “tender” or “tender for delivery” shall refer to Seller making Seller’s Gas available for receipt and purchase at the Delivery Point at the times and in the conditions, quantities and manner conforming to all respects to the terms of this Contract. Seller’s obligation to sell Seller’s Gas to Buyer will be discharged when Seller’s Gas is made available in this manner, whether or not Buyer accepts delivery thereof of any of Seller’s Gas.

(c)       Seller shall be responsible for all operational decisions and costs prior to tendering Seller’s Gas for delivery at the Delivery Point, including without limitation, any separation and retention of natural gas liquids and condensate present in its Natural Gas, the construction and operation of its facilities, and the rate and means by which it produces Natural Gas from the Fell Block.

2.2	Buyer’s Obligations

Pursuant to the terms and conditions of this Contract:

(a)       Buyer agrees to purchase and take delivery of Seller’s Gas tendered by Seller at the Delivery Point (i) up to a maximum of 400,000 SCM/day (“Maximum Purchase Requirement”); plus (ii) fifteen percent (15%) in excess of the Maximum Purchase Requirement.

(b)       Buyer’s obligation to purchase Seller’s Gas in accordance with Clause 2.2(a) is only limited by the Buyer and Seller’s operational constraints and the availability of transportation for the Seller’s Gas to the Plant.

(c)       Buyer shall be responsible for all operational decisions and costs following its receipt of Seller’s Gas at the Delivery Point.

2.3	Third Party Sales

The Seller may sell Seller’s Gas to third parties (“Third Party Sales”), without affecting the Seller’s Gas Volume Commitment obligations set forth in Article 4, as follows:

(a)       If the Buyer has declined the option to purchase an additional volume of Seller’s Gas in excess of fifteen percent (15%) the Maximum Purchase Requirement (the “Excess Gas Volume”), then the Seller may enter into Third Party Sales for the Excess Gas Volume.

(b)       If the Weighted Average Gas Price is less than [*] for month (m), then in month (m)+1 the Seller may give the Buyer ten (10) days written notice of its intention to sell to a third party. If the Buyer does not provide written notice to the Seller that it will pay [*] for Seller’s Gas within five (5) days from the receipt of such Seller’s notice, then the Seller may enter into Third Parties Sales for periods of ninety (90) days each (“Third Party Sales Period”). If the Weighted Average Gas Price remains below [*] during the Third Party Sales Period, then thirty (30) days prior to the end of the Third Party Sales Period, Buyer may give Seller written notice that it will pay [*] for such Seller’s Gas. If Seller receives such written notice or if the Weighted Average Gas Price is greater or equal than [*], then Seller shall resume selling Seller’s Gas to Buyer upon the termination of the Third Party Sales Period.

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(c)       If Buyer’s Plant is shut down for economic reason, then the Seller may immediately enter into Third Party Sales for a Third Party Sales Period. Buyer will give the Seller written notice thirty (30) days’ prior of its intention to shut down for economic reasons.

(d)       If the Buyer’s Plant is shut down because of a lack of natural gas supply, then the Seller may immediately enter into Third Party Sales for a Third Party Sales Period. Buyer will give Seller written notice of such a shutdown as soon as reasonably possible.

(e)       If Buyer gives Seller written notice that it will be restarting the Plant thirty (30) days’ prior to the end of a Third Party Sales Period under clause 2.3(c) or 2.3(d), then Seller shall resume selling Seller’s Gas to Buyer after the end of the Third Party Sales Period. If Buyer does not give such written notice to Seller, then Seller may enter into a new Third Party Sales Period and may continue to enter into subsequent Third Party Sales Periods until Buyer gives Seller written notice thirty (30) days’ prior to the end of a Third Party Sales Period that it will be restarting the Plant, and upon termination of such Third Party Sales Period, Seller shall sell Seller’s Gas to Buyer under the terms and conditions of this Contract.

(f)       If any Governmental authorisations are required for Third Party Sales, the Parties agree that the Third Party Sales Period shall begin to run on the earlier of (i) the date of the issuing of the last of such authorisations or (ii) thirty (30) days from the date the Buyer declines to exercise the option under clause 2.3(a) above; declines to pay [*] under clause 2.3(b) above; provides written notice of an economic shut down under clause 2.3(c) above; or informs the Seller that Buyer’s Plant is shut down because of a lack of natural gas supply under clause 2.3(d) above. The Buyer shall take Seller’s Gas until start of such Third Party Sales Period if its Plant is in operation.

(g)       Notwithstanding any of the above, Seller shall always have the right to negotiate with third parties the conditions of a potential sale agreement.

ARTICLE 3: Period of Contract

3.1	Term

Subject to the terms hereof, this Contract shall become effective on May 1, 2017 (the “Effective Date”) and shall continue in effect through December 31, 2026, unless extended in accordance with Clause 3.2 or earlier terminated by written agreement of the Parties, terminated early by the Proved Notice of Seller in accordance with Clause 12.5, or otherwise terminated in accordance with this Contract (hereinafter the “Term”).

3.2	Extensions

Prior to its termination the Parties may extend the Term of this Contract by written agreement.

3.3	Effect of Termination

The termination of this Contract for any reason whatsoever shall not affect any rights or obligations that accrued prior to the date of termination. Upon termination, Seller shall have no obligation to tender for delivery and Buyer shall have no obligation to purchase Seller’s Gas under this Contract.

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

ARTICLE 4: Gas Volume Commitment

4.1	For each calendar Year of the Term, Seller shall, at least ninety (90) days in advance of the applicable Year, provide Buyer with its binding commitment of the volume of Seller’s Gas that it can produce and deliver to Buyer for the applicable period (the “Gas Volume Commitment”). The Gas Volume Commitment shall be (i) equal to the estimated delivery capability of Seller determined on the basis that Seller will use all reasonable efforts to produce as much Seller’s Gas as possible, and (ii) given on a volume per Month basis over the applicable Year. As long as the Plant is operating, the Buyer will accept Seller’s Gas provided in a Gas Volume Commitment, up to the Maximum Purchase Requirement. In the first Year of the Term, the Gas Volume Commitment will only be for a period of eight (8) months and the Seller shall provide the Buyer with its Gas Volume Commitment on or before May 1, 2017.

4.2	If the Seller provides a Gas Volume Commitment that includes Excess Gas Volume or Buyer nominates Excess Gas Volume pursuant to Clause 7.1, then the Buyer may take delivery of such Excess Gas Volume, but the decision to do so shall be solely within the Buyer’s discretion. The Buyer’s acceptance and purchase of any Excess Gas Volume shall have no effect on the Maximum Purchase Requirement or the Buyers rights under this Contract.

4.3	If the Seller informs a Gas Volume Commitment that is less than the Maximum Purchase Requirement, then the Maximum Purchase Requirement shall permanently be reduced to such lower volume as specified in such Gas Volume Commitment.

4.4	If the Seller fails to tender for delivery an average volume of Seller’s Gas equal to at least eighty percent (80%) of the volume specified in the Gas Volume Commitment for (i) eight (8) consecutive Months beginning on May 1, 2017, or (ii) twelve (12) consecutive Months as of January 1, 2018 (each a “Delivery Failure Period”), then the Maximum Purchase Requirement shall be permanently reduced to the average volume of Seller’s Gas delivered to Buyer for (iii) the last four (4) consecutive Months of a Delivery Failure Period in the first Year of the Term, or (iv) the last six (6) consecutive Months of a Delivery Failure Period in any other Year of the Term.

For the sole purpose of calculating the volumes delivered under this Clause 4.4, the average volume of Seller’s Gas delivered will be adjusted for volumes not delivered during such Delivery Failure Period as a result of a Force Majeure, Programmed Maintenance or Non-Programmed Maintenance, unless caused by Seller’s failure to deliver Seller’s Gas, unavailability of transportation from the Delivery Point to the Plant, Buyer or Transporter’s failure to maintain receiving pipeline pressure at the Delivery Point within the range set forth in Clause 9.4, or Third Party Sales pursuant to clauses 2.3(b), 2.3(c) or 2.3(d) (each an “permitted non-delivery”). Such adjustment shall be based on the average daily volume of Seller’s Gas delivered for the thirty (30) days prior to such permitted non-delivery and shall be deemed delivered Seller’s Gas for each day of such permitted non-delivery occurred.

4.5	Notwithstanding the foregoing, the Seller shall have no deliver or pay and the Buyer shall have no take or pay consequences for failing to deliver or accept delivery of the amount of Seller’s Gas provided in the Gas Volume Commitment.

ARTICLE 5: Maintenance

5.1	Programmed Maintenance

(a)       Each Party shall use reasonable commercial efforts to notify the other Party by Proved Notice, at least ninety (90) Days in advance, of the commencement of any proposed scheduled facility maintenance or facility expansion (a “Programmed Maintenance”) that may reduce such Party’s operations temporarily or otherwise may affect its ability to fulfill its obligations hereunder. Buyer acknowledges that throughout the Term of this Contract, Seller will need to tie in new wells and also, from time to time, Seller may need to reduce the operation of some facilities for expansion reasons and such tie in and expansion activities shall be deemed Programmed Maintenance, only if the Seller has given the Buyer thirty (30) Days’ notice or such lesser notice that can be reasonably accommodated by Buyer.

(b)       Any Proved Notice delivered by Seller or Buyer pursuant to Clause 5.1(a) shall specify the period when Seller is unable to deliver or Buyer is unable to receive the Seller’s Gas (and the extent to which they are unable to deliver or receive, as the case may be). Such notice shall also specify the volume of Seller’s Gas to apply during each Day thereof for all purposes of this Contract.

(c)       Following receipt of a Proved Notice pursuant to Clause 5.1(a) above, the Technical Operation Committee shall meet to discuss the proposed timing of any Programmed Maintenance which shall be scheduled in order to minimize the impact of such Programmed Maintenance on the Plant.

(d)       Except for Seller’s anticipated well tie-in and expansion activities described in Clause 5.1(a) above, neither Party shall schedule more than one Programmed Maintenance in any Year nor shall either Party schedule any Programmed Maintenance for a period exceeding thirty (30) Days.

(e)       Parties shall ensure that the Technical Operation Committee reviews and updates the Protocolo de Condiciones Mínimas de Operación at least every second year and Parties shall provide an updated Protocolo de Condiciones Mínimas de Operación to the Buyer to include as Exhibit B herein as a condition precedent to the Buyer entering into this Agreement.

5.2	Non-Programmed Maintenance

(a)       In the event that either Buyer or Seller shall find it necessary partially or completely to shutdown their respective facilities, interrupt or reduce the tender of delivery or the taking of Seller’s Gas hereunder or otherwise reduce operations at times other than for Programmed Maintenance scheduled as provided above or events of Force Majeure, such Party shall, as soon as reasonably possible via Proved Notice inform the other Party of the probable effect of such shutdown or reduction on the performance of such Party's obligations hereunder and the probable duration of such shutdown or reduction. In the event of any unscheduled partial shutdown, the Parties shall use all reasonable efforts to maintain, to the extent reasonably feasible, normal operating levels, and to resume normal operations as soon as possible.

(b)       The provisions of this Clause 5.2 shall not be construed to reduce or otherwise limit the respective obligations of the Parties to deliver and take Seller’s Gas except as set out in this Contract.

5.3	Reductions and Resumptions in Buyer’s Taking of Seller’s Gas

The Parties acknowledge that from time to time an occurrence of Programmed or Non-Programmed Maintenance may limit Buyer from taking of Seller’s Gas. Upon an occurrence of Programmed or Non-Programmed Maintenance which limits Buyer from taking of Seller’s Gas such reduction and further resumption shall be made among all of Buyer’s Natural Gas suppliers in proportion to their respective committed volumes to the Plant for the duration of the occurrence of Programmed or Non-Programmed Maintenance.

ARTICLE 6: Certification of Reserves

Within thirty (30) days following the Effective Date and at least once every twelve (12) Months after the Effective Date, Seller shall have prepared and delivered to Buyer an independent gas reserve assessment prepared by an internationally reputable consultant reasonably acceptable to Buyer relating to the Fell Block. For greater certainty, the Seller’s independent gas reserve assessment for the Fell Block should never be greater than twelve (12) months old.

ARTICLE 7: Nominations

7.1	Nominations. Prior to each Month, Seller will offer to deliver and sell to Buyer a quantity of Seller’s Gas for that Month and Buyer will nominate for such Month, for receipt and purchase at the Delivery Point, a quantity of available Seller’s Gas, at a minimum up to the Maximum Purchase Requirement, together with up to an additional fifteen percent (15%) of the Maximum Purchase Requirement if Seller‘s Gas Volume Commitment is in excess of the Maximum Purchase Requirement. Buyer may also nominate Excess Gas Volume at Buyer’s sole discretion. Any of Seller’s Gas not nominated for purchase and receipt by Buyer may be nominated for purchase and receipt by any Third Party.

7.2	Rates of Flow.

Except as may be otherwise agreed by the Parties, Seller shall deliver and Buyer shall receive the Seller’s Gas at the best possible uniform rate of flow throughout each Day (so far as reasonably practicable).

ARTICLE 8: Processing

8.1	Seller shall have the right at any time, either by separation operations or processing, to remove from the Natural Gas prior to tendering for delivery Seller’s Gas to Buyer any constituents of the Natural Gas, other than methane, except such methane as is normally removed from gas in the process adopted by Seller for the removal of such constituents; provided, however, that after such removal, the Seller’s Gas shall comply with the Contract Specifications. Title to all components so extracted from the Natural Gas shall in no event vest in Buyer.

8.2	Buyer acknowledges and accepts that in the same natural gas stream of Seller’s Gas which Seller tenders for delivery to Buyer under this Contract, Seller shall be entitled to deliver to ENAP or other third parties, at the Delivery Point, natural gas rich components (propane, butane and gasoline), under arrangements to be entered into by Seller and ENAP or such third parties. In no case shall title to such rich components subject to such arrangements be transferred to Buyer and Buyer shall have no right to claim from Seller or ENAP any compensation, payments, make-up volumes or components, or retribution of any nature whatsoever in connection with such rich components.

ARTICLE 9: Quality and Pressure

9.1	Contract Specifications

Subject to the provisions of Clause 9.2, Seller’s Gas when tendered for delivery at the Delivery Point shall be free of entrained liquids, rust and other solids, and shall otherwise meet the following Contract Specifications:

Hydrocarbons	[*] vol. minimum
Sulphur	[*] vol. maximum
Water	[*] maximum
Olefins	[*] vol. maximum
Aromatics	[*] vol. maximum

All Volumes of Seller’s Gas must be read at [*].

9.2	Nonconforming Natural Gas

If any Seller’s Gas delivered or proposed to be delivered by Seller does not conform to the Contract Specifications, Buyer shall not purchase or take title to such nonconforming Seller’s Gas. Seller shall reimburse and indemnify Buyer from and against, and pay or reimburse Buyer for, any and all direct Losses, to the extent arising from (i) Seller’s Gas that does not conform to the Contract Specifications delivered by Seller into the gas transportation grid; and (ii) Buyer’s unknowing acceptance of Seller’s Gas that does not conform to the Contract Specifications, all actual costs and expenses suffered by Buyer as a consequence thereof, to the extent directly arising from Seller’s Gas that does not conform to the Contract Specifications. Buyer shall take all commercially reasonable actions to minimize its losses and damages occurring as a result of being delivered Seller’s Gas that does not conform to the Contract Specifications. Notwithstanding the foregoing, in no event shall Seller be liable for, or indemnify Buyer for, Losses arising in whole or in part as a result of Buyer’s or Transporter’s actions taken or conditions arising after Seller delivers Seller’s Gas at the Delivery Point.

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

9.3	Contract Specifications Disputes

Any dispute between Seller and Buyer as to whether any Seller’s Gas meets the Contract Specifications shall be referred to an Expert pursuant to Article 17.

9.4	Pressure at the Delivery Point

The Parties agree that (i) Seller will deliver Seller’s Gas at the Delivery Point at a minimum pressure of 45 Kg/cm2 not to exceed 72 Kg/cm2, and (ii) Buyer shall be responsible for maintaining receiving pipeline pressure at the Delivery Point within the range of 45 – 72 Kg/cm2. .. Notwithstanding the above, Seller may deliver Seller’s Gas at the Delivery Point at a lower pressure if operational conditions permit.

ARTICLE 10: Delivery, Title, Property and Risk

10.1	Delivery

Seller’s Gas to be delivered under this Contract shall be tendered by Seller for delivery at the Delivery Point.

10.2	Title, Property and Risk

The title, property and risk in relation to Seller’s Gas delivered and sold under this Contract shall pass from Seller to Buyer at the Delivery Point. Buyer shall be responsible for all costs, liabilities and losses once it accepts Seller’s Gas at the Delivery Point.

ARTICLE 11: Measurements and Tests

11.1	Measuring of Natural Gas

Seller shall be responsible for: (i) operating a gas metering facility on Seller’s side of the Delivery Point; and (ii) undertaking Natural Gas quality tests on Seller’s Gas. All measurements, analyses and tests of Seller’s Gas, including measurements of volumes and Caloric Value and sampling for gas quality analyses shall be made in accordance with and at the metering stations described in Exhibit B (the “Protocolo de Condiciones Mínimas de Operación”).

11.2	Measurement Disputes

If the Parties dispute the measurement, analyses or testing procedures or results thereof concerning any of Seller’s Gas, the Parties shall endeavor in good faith to resolve the dispute by informal negotiations including one or more face-to-face meetings between representatives of the Parties having the authority to settle such disputes. If the Parties have not resolved the dispute between themselves within thirty (30) Days of the first face-to-face meeting, the dispute shall be referred to an Expert pursuant to Article 17. Such disputes may include any discrepancy between the measurements set forth in the statements delivered to Buyer pursuant to Clause 13.1

ARTICLE 12: Gas Price and Taxes

12.1	Gas Price

Buyer shall pay Seller the Gas Price for the measured quantities of Seller’s Gas in conformance with the specifications set forth in Article 9: that are delivered and sold by Seller and taken in any Month at the Delivery Point.

12.2	For any given Day until May 1, 2020, the Buyer shall pay the following price (“Price”) for Seller’s Gas delivered under this Contract in US$ per MMBtu shall be calculated as follows:

(a)       If Methanol Price is less than or equal to [*]:

    Gas Price = [*]

(b)       If Methanol Price is greater than [*] but less than or equal to [*] :

    Gas Price = [*]

(c)       If Methanol Price is greater than [*] but less than or equal to [*]:

    Gas Price = [*]

(d)       If Methanol Price is greater than [*] but less than or equal to [*]:

    Gas Price = [*]

(e)       If Methanol Price is greater than [*]:

    Gas Price = [*]

Where:

x = [*]for the first [*] of Seller’s Gas delivered; or

      [*] for any Seller’s Gas delivered in excess of [*].

The “Methanol Price” or “PMet” shall be calculated as a three (3) month rolling simple average methanol price (calculated for the three (3) month period immediately preceding the Month in which the Seller’s Gas deliveries were made) of United States, West Europe and Asia/Pacific (one third each) contract and spot prices as published by ICIS-LOR as follows:

United States

Contract Net Transaction Price

Spot Barge (FOB US Gulf), Monthly Weighted Average

West Europe

Contract Basis FOB Rotterdam, T-2

Spot FOB Rotterdam, T-2 (mid-point)

Asia/Pacific

Korea CIF Main Ports, Spot (mid-point)

Northeast China, CIF Main Ports, Spot (mid-point)

The PMet will be determined by a simple average of the above prices (one sixth each).

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

12.3	Beginning on October 31, 2019, the Parties shall both have the right to review the terms and conditions of the Contract, including but not limited, to the price the Buyer will pay for Seller’s Gas starting on May 1, 2020 (the “2020 Price”). The Parties will negotiate amendments to the Contract in good faith and considering prevailing market conditions.

12.4	For any given day from May 1, 2020 until the Contract is terminated in accordance with its terms, the Buyer shall pay:

(a)       The 2020 Price; or

(b)       If the Buyer and Seller did not agree to a 2020 Price, then the Buyer will continue to pay the Gas Price unless and until it provides Seller with written notice that another gas supplier has offered or agreed to a lower price for Natural Gas for the Plant operations (“Most Favoured Supplier Price”), meeting the same or better specifications as the Contract, together with reasonable supporting documentation showing: (i) the lower price that it is paying or has been offered; (ii) the term that such price applies to. The Buyer shall give the Seller written notice of a Most Favoured Supplier Price and upon the Seller’s receipt of such written notice, the Most Favoured Supplier Price shall become the effective 2020 Price for the same term as the Most Favoured Supplier Price. For greater certainty, the Buyer shall have the right to provide the Seller with written notice of a Most Favoured Supplier Price at any time during the Term after May 1, 2020 and it may provide more than one such notice.

12.5	Right of Termination.

If the Parties do not agree to a 2020 Price and the Buyer delivers a written notice to the Seller of a Most Favoured Supplier Price, then the Seller may terminate this Contract with thirty (30) days’ prior written notice to the Buyer.

12.6	Taxes

Each Party shall bear its own taxes.

ARTICLE 13: Invoicing and Payments

13.1	Monthly Statements

(a)       Each Month, not later than the tenth day of such Month, Seller shall render or cause to be rendered to Buyer a statement for the preceding Month (the “Relevant Month”), showing the following information for the Relevant Month:

(i)	the total quantity of Seller’s Gas tendered for delivery and taken for each Day of the Relevant Month;

(ii)	the Gas Price

(iii)	the total volume of Seller’s Gas delivered hereunder in Standard Cubic Meters and the weighted average Caloric Value thereof; and

(iv)	an invoice showing the total amount of Dollars due and payable by Buyer in respect of the Relevant Month.

13.2	Coordination for Administrative and Invoicing Procedures

Seller and Buyer may agree on additional administrative procedures to coordinate deliveries of statements, invoicing, and payments under this Article 13.

13.3	Monthly Payments

(a)       Buyer shall pay to Seller the net sum due in Dollars in respect of the Relevant Month as reflected by the appropriate invoices.

(b)       Payments by Buyer to Seller in respect of an invoice shall be made on or before a date which is the earlier of (i) twenty (20) Days after receipt of such invoice and (ii) the last Business Day of the Month in which the invoice is received (so long as such invoice is received at least ten days prior to such Day) by wire transfer in immediately available funds with good value on the date of payment in Dollars to such commercial bank account as the payee shall from time to time designate by notice in writing to the payor. Should the due date determined in accordance with this Clause 13.3 (b) not be a Business Day, then payment shall be made on the next following Business Day.

(c)       Payor shall not refuse to make payment in Dollars for any reason, even if (1) the purchase of Dollars by any means were to become more onerous or burdensome for the payor than as of the date hereof or (2) the exchange rate in force as of the date hereof increases significantly.

(d)       Payor’s obligations hereunder may be discharged only by the effective receipt by payee of the full amount of the corresponding sum in Dollars. Payor’s obligations to make payments hereunder or in connection herewith shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed or converted into any currency other than Dollars. Payor shall indemnify and hold the payee harmless from and against any loss suffered as a result of any differential between the full amount in Dollars owed hereunder and the amounts in Dollars effectively received by the payee pursuant to any recovery or tender. Payee’s determination of the amounts effectively received by it shall be conclusive in the absence of manifest error. Discounts of any nature made by Seller’s bank on payments made by Buyer shall not give rise to any claim from Seller in respect of non-payment by Buyer of such discounts or amounts.

13.4	Disputed Invoices

(a)       In the event of disagreement concerning any invoice, the Party in disagreement shall timely pay the amount that is not in dispute and promptly give the other Party Proved Notice stating the reasons why it disagrees with the disputed amounts. Buyer and Seller will enter into good faith negotiations (but without liability on any claim that a party did not negotiate in good faith) promptly upon notification of any disputed invoice, to attempt to resolve such dispute in a mutually acceptable manner. If such dispute is not resolved within thirty (30) Days, however, then upon the request of either Buyer or Seller, the dispute shall be submitted to an Expert for determination pursuant to Article 17 and the Parties involved agree to seek an expedited determination thereof. Upon resolution of the dispute, the payor shall immediately pay to the payee the amount determined under such resolution to be owed to the payee, plus interest accrued at an annual rate of three (3) percentage points above the Base Rate from the due date pursuant to Clause 13.3 (b) until the date payment is actually made.

(b)       Invoices may be corrected or modified only if, within sixty (60) Days after receipt thereof, the Party that disputes the invoice serves notice on the other Party questioning its correctness. If no such notice of dispute is served during such period, invoices shall be deemed correct and accepted by the Party to which they were delivered.

13.5	Interest

If Buyer fails to pay any sum invoiced under any provision of this Contract within the time provided for, or either Party fails to give notice of the payment dispute under the dispute resolution provisions of Clause 13.4, interest on the sum then outstanding shall accrue at an annual rate of three (3) percentage points above the Base Rate from the due date pursuant to Clause 13.3 (b) until the date payment is actually made.

13.6	Rounding

All calculations of quantities and Dollar amounts made pursuant to this Contract shall be made rounded to three (3) decimal places (provided that any payment shall be to the nearest dollar ).

ARTICLE 14: Force Majeure

14.1	For purposes of this Contract, the term Force Majeure shall mean any event arising during the Term that prevents or delays a Party from performing an obligation hereunder, other than financial obligations accrued prior to such event of Force Majeure, and is beyond the reasonable control of such Party and could not, by the exercise of due diligence, have been avoided by such Party, and shall include (provided that such event satisfies each of the foregoing conditions), without limitation, the following:

(a)       Act of God, fire, flood, atmospheric disturbance, explosion, lightning, storm, typhoon, tornado, earthquake, landslide, soil erosion or subsidence, washout or epidemic;

(b)       War, riot, civil war, blockade, insurrection, sabotage, acts of public enemies, civil disturbances or general restraint or arrest of government and people;

(c)       Boycott, strike, lockout or other labor disturbance;

(d)       Any judgment, ruling decision or other act taken, ratified or condoned by any governmental, civil, military or judicial authority, including any adoption of or change in law or other legal requirement or revocation of any legal authorization, that prohibits or limits the performance of a Party;

(e)       Damage to or failure or breakdown of facilities or equipment of either Party (or of Transporter) insofar as it directly affects Seller’s ability to tender or Buyer’s ability to take Seller’s Gas at the Plant or the transportation and delivery of Natural Gas to the Delivery Point and/or from the Delivery Point to the Plant, it being understood that any such event which involves the shutdown of either the Plant or the facilities of Transporter by which the Seller’s Gas sold hereunder is to be delivered to Buyer’s Plant shall be deemed to prevent Buyer from performing its obligations hereunder.

14.2	In no case shall the obligation to pay money be excused by an event of Force Majeure.

14.3	Effects on Parties’ Obligations

The obligations of any Party that is unable to perform them by reason of an event that constitutes Force Majeure according to Clause 14.1 above, shall be temporarily suspended, but only to the extent of its inability to perform such obligation. Upon an event of Force Majeure which limits Buyer from taking all or part of Seller’s Gas up to the Maximum Purchase Requirement, such reduction and any subsequent resumption shall be made among all of Buyer’s Natural Gas suppliers in proportion to their respective committed volumes to the Plant for the duration of the Force Majeure event.

14.4	A Party claiming relief on account of Force Majeure shall:

(a)       as soon as practicable, give Proved Notice to the other Party of the event said to constitute Force Majeure;

(b)       in such Proved Notice, or as soon thereafter as is reasonably practicable but not later than 48 hours, give initial information about the event, an estimate of the duration of the event and the quantity of Seller’s Gas affected by such Force Majeure, and a statement of the actions and time believed necessary to remedy the event;

(c)       forthwith where practicable, afford the other Party access for a site inspection of any facility affected by the event, at the sole risk and expense of the Party making the inspection;

(d)       from time to time thereafter at reasonable intervals update the other Party as to information previously provided per Clause 14.4 (b);

(e)       proceed with diligence and at its own expense to take such actions, consistent with its obligations under Article 20, to remedy the failure or mitigate the consequences of the event as soon as reasonably practicable;

(f)       in relation to all matters affected by the event of Force Majeure, exercise its rights under this Contract in good faith and with a proper regard for the interests of the other Party; provided, however, that no Party shall be obliged to settle any industrial dispute except in such manner as it shall in its own judgment think fit; and provided, further, that Seller shall not be under any obligation to substitute other Natural Gas for Seller’s Gas; and

(g)       as soon as practicable, give Proved Notice to the other Party of the ending of the event of Force Majeure and resumption of normal performance.

14.5	Resolution of Disputes

If Seller and Buyer disagree on whether one or more alleged events constitutes Force Majeure or as to the extent of such Force Majeure or as to the relief to which a Party having sent a Proved Notice shall be entitled, then the dispute shall be referred to arbitration under Clause 18.2.

ARTICLE 15: Miscellaneous

15.1	Notices

(a)       Unless otherwise provided in this Contract, each notice or communication required or permitted by this Contract shall be a “Proved Notice”.

(b)       A “Proved Notice” is any written notice or communication from one Party to the other Party which shall be deemed as conclusive proof of receipt at the address set out in Clause 15.1 (c) below or such other address as any Party may establish pursuant to Clause 15.1 (d) below, such as notarial notice, registered letter, , or any other means of notification that gives similar assurance and proof of receipt.

(c)       For all legal effects derived from this Contract, the Parties establish their respective domiciles and addresses for purposes of notice as set forth below,

To Seller:

GeoPark Fell SpA

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

Tel.: (56-2) 22429600

Att.: Pedro Aylwin Chiorrini

E-mail address: paylwin@geo-park.com

With copies provided to:

Pablo Martínez Viertel

E-mail address: pmartinez@geo-park.com

To Buyer:

Methanex Chile SpA

Las Condes, Santiago, Chile

Tel.: + 56 2 3744000

Att.: Director Gas Supply

E-mail address: gerencia@methanex.com

(d)       Each Party may change its domicile and address for purposes of notice to another location by giving a Proved Notice at least fifteen (15) Business Days before the change of domicile and address becomes effective.

15.2	Confidential Information

(a)       Each of the Parties shall, and shall cause its respective Affiliates, employees and representatives to, maintain all Confidential Information in strict confidence, except as otherwise provided by this Contract.

(b)       “Confidential Information” shall mean all proprietary information about either Party’s property or operations, but does not include:

(i)	information that is generally available to the public (other than as a result of a breach of Clause 15.2 (a) by the receiving Party); or

(ii)	information that was received from a third person or source owing no confidentiality obligation to a Party hereunder to the knowledge, after due enquiry, of the receiving Party.

(c)       No Party shall disclose the terms of this Contract (in whole or part) to any third party, except as provided in Clause 15.2(d).

(d)       The Parties may disclose Confidential Information, including the terms of this Contract, to the following persons under the following circumstances and on a strictly need-to-know basis:

(i)	to their respective officers or employees, or to the officers or employees of their Affiliates, or to their agents, contractors, attorneys, consultants and advisors, in each case to the extent only that such persons have a reasonable need to know the Confidential Information;

(ii)	to any third party, with the consent of the other Party to this Contract;

(iii)	to any third party where disclosure of such information or access to a copy of this Contract is reasonably required in connection with, and only to the extent reasonably necessary or desirable for, a bona fide attempt by the disclosing Party:

(A) to borrow money from any commercial lending institution;

(B) to sell or assign to that third party any interest in this Contract or in any property that is subject to, or affected by, this Contract;

(C) to sell, issue or list securities or to comply with the securities laws of any government or the regulations of any stock exchange on which that Party’s securities are traded; or

(D) to obtain insurance from that party;

(iv)	to any government or judicial authority, as required by law;

(v)	to any Expert or arbitrator engaged by the Parties under this Contract; or

(vi)	to any third party as is reasonably necessary in connection with the exercise by any Party of its rights under this Contract.

(e)       Any Party that discloses Confidential Information pursuant to Clause 15.2(e) shall impose reasonable and appropriate safeguards to attempt to prevent the further disclosure of the Confidential Information by the third party to whom or which Confidential Information was disclosed, except in accordance with this Contract, and promptly notify the other Party of any such disclosure under Clause 15.2(e) (iv) and (vi).

15.3	Default and Non-Waiver

The failure of Seller or Buyer at any time to require performance by the other of any provision hereof shall in no way affect the right of a Party to require any performance which may be due thereafter pursuant to such provision, nor shall the waiver by Seller or Buyer of any breach of any provision of this Contract be taken or held to be a waiver of any subsequent breach of such provision.

15.4	Form of Modification; amendments

All modifications or any amendments or waivers to this Contract may not be made orally but only by an agreement in writing executed by Seller and Buyer.

15.5	Language

The Parties agree that all documents or communications under this Contract, including without limitation Proved Notices, shall be made and given in English or Spanish.

15.6	Counterparts

This Contract may be executed in one or more counterparts, each of which will be deemed to be an original, and all of which together constitute one and the same agreement.

15.7	Limited Liability

The liability of the Parties to each other for breach of this Contract shall be limited to direct actual damages only. Such direct actual damages shall be the sole and exclusive remedy, and all other remedies or damages at law or in equity are waived. In no event shall the Parties be liable to each other for any other damages, including loss of profits or incidental, consequential, special, or punitive damages, regardless of negligence or fault.

ARTICLE 16: Assignment

16.1	Seller may sell or otherwise transfer any of its rights to develop, produce and sell Natural Gas from the Fell Block without the consent of Buyer provided that (i) the buyer or transferee agrees to supply Natural Gas from the Fell Block to the Buyer on the same terms and conditions as supplied by Seller under this Contract; and (ii) the buyer or transferee is creditworthy and technically competent (technically competent will include any buyer or transferee that subcontracts the operations to a technically competent subcontractor

16.2	No assignment or transfer hereunder shall be effective until the non-assigning Party receives the assignee’s or transferee’s written agreement that it fully assumes all rights and obligations of the assigning Party under the Contract.

16.3	A Party, or its assignee or transferee hereunder, that subcontracts all or part of its operations to a third party shall remain obligated to the other Party for all of its obligations hereunder, whether performed by the Party or a third party.

ARTICLE 17: Experts

17.1	Purpose

(a)       This Article 17: shall govern all disputes and other matters (a) which the Parties agree to refer to an Expert or (b) that this Contract refers to an Expert or provides that Seller or Buyer may or shall refer to an Expert. All other disputes may be settled by arbitration pursuant to Clause 18.2.

(b)       Prior to appointing an Expert pursuant to Clause 17.2, each Party agrees to enter into good faith informal negotiations promptly upon notification by the other Party of any dispute or anticipated dispute. The Parties agree to attempt to resolve such dispute in a mutually acceptable manner. If the dispute is not resolved within twenty (20) days after receipt of such notice from the disputing Party, either Party may proceed to invoke referral to an Expert pursuant to Clause 17.2(a).

17.2	Appointment

(a)       To invoke referral to an Expert, a Party shall give Proved Notice to the other Party, describing the matter for referral and the amount of damages claimed, and nominating at least one neutral and independent person having significant experience in the type of matter that is the subject of the referral to serve as Expert. The notified Party shall then have fifteen (15) Days to respond including nominating at least one neutral, independent, and experienced person to serve as Expert.

(b)       Within forty-five (45) Days of the Proved Notice invoking referral to an Expert, Seller and Buyer shall meet and, in good faith, endeavor to agree upon a single Expert to whom the matter in dispute shall be referred for determination.

(c)       If the Parties fail to reach agreement upon a mutually acceptable single Expert within twenty-one (21) Days after meeting, the selection shall be referred to the International Chamber of Commerce, which shall be requested to select said Expert within thirty (30) Days of receipt of such request. Each Party may submit a list of three (3) proposed Experts, ranked in order of that Party’s preference, and the International Chamber of Commerce shall select as the Expert the person nominated by one Party or the other who is best qualified by education, experience and neutrality to decide the matter in dispute.

(d)       Upon an Expert’s being agreed to or selected under the foregoing provisions of this Article 17:, the Party initiating Expert referral shall request forthwith a commitment from the Expert, a commitment to provide expert determination and to render a decision within sixty (60) Days of appointment. The date of appointment of an Expert shall be the date the Parties receive the Expert’s commitment.

17.3	Qualification

No Party shall nominate as an Expert a person who at the time of appointment is an employee of any Party or an Affiliate of a Party, or who has some interest or duty that conflicts or may conflict with his function under such appointment. Any Party may object to any nomination and upon such objection the Expert’s nomination shall be nullified if in the opinion of such Party the disclosure of Confidential Information to that person may be injurious to its interest.

17.4	Decision

(a)       The Expert appointed shall decide the matter in dispute only upon such data, information and submissions from the Parties not later than thirty (30) Days after the Expert’s appointment, except as furnished in response to a specific request from the Expert.

(b)       The Expert shall render a decision within a reasonable period (which shall not exceed sixty (60) Days) from the date the Expert was appointed.

(c)       The Expert shall be deemed not to be an arbitrator, but shall render all decisions as an Expert, and the provisions of law relating to arbitrations shall not apply to such Expert, or the Expert’s determination or the procedure by which the Expert reached a determination.

(d)       The determination of the Expert shall be made in writing and shall be final and binding upon Seller and Buyer, save in the event of manifest error or fraud.

(e)       Each Party shall bear the costs and expenses of all counsel, witnesses and employees retained by it, but the cost and expenses of the Expert shall be apportioned equally between Seller and Buyer.

ARTICLE 18: Governing Law and Arbitration

18.1	Governing Law

This Contract will be governed by and interpreted in accordance with the laws of the State of New York, United States of America, without reference to its conflict of laws rules.

18.2	Arbitration

(a)       Prior to submitting an arbitral dispute arising under this Contract to arbitration under this Clause, each Party agrees to enter into good faith informal negotiations promptly upon receipt of Proved Notice from the other Party of any arbitral dispute or anticipated arbitral dispute. The Parties agree first to attempt to resolve such dispute in a mutually acceptable manner. If the dispute is not resolved within twenty (20) Days after receipt of such Proved Notice from the disputing Party, either Party may proceed to invoke arbitration pursuant to this Clause 18.2.

(b)       Both Parties acknowledge and agree that all disputes arising under this Contract, except those disputes required to be referred to an Expert as provided for in this Contract or resolved by informal negotiations between the Parties, are arbitral disputes, properly subject to adjudication by arbitration, with the arbitrators as selected herein, having full jurisdiction and authority to decide such disputes that may arise herein. All such arbitral disputes shall be submitted to arbitration before a panel consisting of three (3) neutral arbitrators, each having significant professional experience in the type of matter in dispute, unless the Parties shall mutually agree in writing to submit an arbitral dispute to an Expert for determination under Article 17: in lieu of arbitration under this Clause 18.2.

(c)       To invoke arbitration, a Party shall give Proved Notice to the other Party, describing the matter in dispute and amount of damages claimed, and appointing one arbitrator. The notified Party shall then have fifteen (15) Days to respond including appointing one arbitrator. If any Party does not appoint its arbitrator within the time provided above, such arbitrator shall be appointed in accordance with the rules mentioned below.

(d)       The two arbitrators appointed by the Parties shall endeavor in good faith to appoint the third arbitrator. If such third arbitrator is not appointed within fifteen (15) Days, the third arbitrator shall be designated in accordance with the Rules of Arbitration of the International Chamber of Commerce (ICC) as amended from time to time.

(e)       All disputes arising in connection with this Contract shall be finally settled under the Rules of Arbitration of the ICC, with preference given to an expedited arbitration process. The place of the arbitration shall be New York, New York or any other place the Parties may agree. The arbitration will be conducted in English.

(f)       The arbitral award shall be in writing and shall be final and binding on the Parties. The award shall include an award of costs, including reasonable attorney’s fees and disbursements. Judgment upon the award may be entered in any court having jurisdiction over the Party or Parties required by the award to make payments or to take any other action or jurisdiction over its or their assets.

ARTICLE 19: Representations and Warranties

19.1	Each of Buyer and Seller represents and warrants to the other that as of the Effective Date:

(a)       all required authorizations and consents have been duly obtained in connection with the execution of this Contract and the performance of their obligations hereunder;

(b)       the obligations assumed hereunder constitute their respective valid, binding and enforceable obligations according to their respective terms, and none of the provisions contained herein violate or contradict any Government ruling, court order or injunction, or contract, agreement or deed that is binding upon the Parties or their assets; and

(c)       Other than seasonal supply restrictions imposed on Seller by the Government similar to those imposed under previous gas sale and purchase agreements between the Seller’s predecessor and the Buyer, which may affect the supply of Seller’s Gas available for tender to Buyer during the term of this Contract, there are no known conditions, events, or circumstances that would materially prohibit, restrict, limit or delay a Party’s performance of its obligations hereunder.

ARTICLE 20: Standard of Operation

Except when a higher standard is required by this Contract, each of Buyer and Seller shall act to a standard that is equal to or higher than that of a reasonable and prudent operator and in accordance with good international industry standards relevant to their respective industries.

ARTICLE 21: Methanex Hong Kong Guaranty

Methanex Hong Kong hereby guarantees all the obligations of Buyer under this Agreement.

ARTICLE 22: Future Projects

Seller will make its best efforts to develop gas fields and increase its production of Natural Gas. Buyer and Seller agree to negotiate potential terms and conditions for supplying and purchasing such increased production of Natural Gas if Buyer has spare Plant capacity. For greater certainty, neither Buyer nor Seller has any obligation to enter into a contract for such increased production of Natural Gas, unless and until the Parties reach an agreement at that time.

IN WITNESS WHEREOF, the Parties have caused this Contract to be signed in their respective names as of the date first above written.

/s/ A. Larrive	/s/ Pedro Aylwin

A. Larrive Director, Gas Supply and Business Dev.	Pedro Aylwin Legal Representative
Methanex Chile SpA	GeoPark Fell SpA

/s/ Pablo Vera

Pablo Vera Director, Finance
Methonex Chile SpA